SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mereo BioPharma Group plc
(Name of Issuer)

Ordinary Shares, £0.003 par value
(Title of Class of Securities)

589492107**
(CUSIP Number)

Rubric Capital Management LP 155 East 44th St, Suite 1630 New York, NY 10017 Attention: Brian Kleinhaus 212-418-1888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 589492107 has been assigned to the American Depositary Receipts (“ADRs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “MREO.” Each ADR represents 5 Ordinary Shares.

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 76,792,625 Ordinary Shares (represented by 15,358,525 ADRs)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 76,792,625 Ordinary Shares (represented by 15,358,525 ADRs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 76,792,625 Ordinary Shares (represented by 15,358,525 ADRs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.129%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 589492107	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 76,792,625 Ordinary Shares (represented by 15,358,525 ADRs)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 76,792,625 Ordinary Shares (represented by 15,358,525 ADRs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 76,792,625 Ordinary Shares (represented by 15,358,525 ADRs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.129%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 589492107	SCHEDULE 13D	Page 4 of 6 Pages

This Schedule 13D amends the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2022 (the “May 26 13D”) with respect to the ordinary shares of stock, par value , £0.003 par value per share (the “Ordinary Shares”), of Mereo BioPharma Group plc, a public limited company under the laws of England and Wales (the “Issuer”) (the May 26 13D collectively with this amendment, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:
(i) Rubric Capital Management LP (“Rubric Capital “), the investment adviser to certain investment funds and/or accounts (collectively, the “Rubric Funds”) that hold ADRs which represent the Ordinary Shares reported herein; and

(ii) David Rosen (“Mr. Rosen”), Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by adding the following: The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following.

On June 9, 2022, the Reporting Persons delivered a letter to the Issuer discussing in further detail some of the issues set forth in the May 26 13D. The foregoing description of the Reporting Persons’ letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 589492107	SCHEDULE 13D	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(c) of the Schedule 13D is hereby amended by adding the following:

(c)	Between June 6, 2022 to June 8, 2022, the Reporting Persons purchased an additional 358,525 ADRs that represent the Ordinary Shares reported herein at prices ranging from $0.556 to $0.62 per ADR.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by adding the following: The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 2:	Letter from the Reporting Persons to the Issuer dated June 9, 2022.

CUSIP No. 589492107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 9, 2022

RUBRIC CAPITAL MANAGEMENT LP
By:	/s/ Michael Nachmani
Name:	Michael Nachmani
Title:	Chief Operating Officer

/s/ David Rosen
DAVID ROSEN